UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C. 20549

                    FORM N-17f-2

 Certificate of Accounting of Securities and Similar
            Investments in the Custody of
           Management Investment Companies

      Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

                                                  OMB APPROVAL
                                            OMB Number:       3235-0360
                                            Estimated average burden
                                            hours per response.... 0.05


1.  Investment Company Act File Number:      Date examination completed:
    811-  04246                              December 31, 1999

2.  State Identification Number:
    AL          AK          AZ          AR          CA          CO
    CT          DE          DC          FL X        GA          HI
    ID          IL          IN          IA          KS          KY
    LA          ME          MD          MA          MI          MN
    MS          MO          MT          NE          NV          NH
    NJ          NM          NY          NC          ND          OH
    OK          OR          PA          RI          SC          SD
    TN          TX          UT          VT          VA          WA
    WV          WI          WY          PUERTO RICO
    Other (specify):

3. Exact Name of investment company as specified in registration statement:
    C/Funds Group, Inc.

4.  Address of principal executive office (number, street, city, state, zip code):
    250 Tampa Avenue West, Venice, FL  34285

INSTRUCTIONS:

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.  All items must be completed by the investment company.

2.  Give  this  Form  to  the independent public accountant   who,  in
    compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

     THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT







C/Funds Group, Inc.
P. O. Box 622
Venice, FL 34284-0622




             MANAGEMENT STATEMENT REGARDING COMPLIANCE
                   WITH CERTAIN PROVISIONS OF
               THE INVESTMENT COMPANY ACT OF 1940




We, as members of management of C/FUNDS Group, Inc. (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 as of December 31, 1999 and from December 15, 1999 through December 31, 1999.

Based  on  this  evaluation, we assert that the  Company  was  in compliance with the requirement of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1999 and from December 15, 1999 through December 31, 1999 with respect to securities reflected in the investment account of the Company.

C/FUNDS Group, Inc.




Roland G. Caldwell, Jr.
President







Gregory, Sharer & Stuart
100 Second Avenue South, Suite 600
St. Petersburg, Florida 33701-4336
727/821-6161
FAX 727/822-4573




                      REPORT OF INDEPENDENT
                  CERTIFIED PUBLIC ACCOUNTANTS





To the Board of Directors
C/FUNDS Group, Inc.

We have examined management's assertion about C/FUNDS Group, Inc.'s (the Company's) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of December 31, 1999 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accounts and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 1999, and with respect to agreement of security purchases and sales, for the period from December 15, 1999 through December 31, 1999:

  - Confirmation of all securities held by institutions in book entry form, including the Federal Reserve Bank of Atlanta and the Depository Trust Company;
  - Reconciliation of all such securities to the books and records of the Company and the custodian; and
  - Agreement of two security sales or maturities since our last report from the books and records of the Company to broker confirmations.

We  believe that our examination provides a reasonable basis  for
our   opinion.   Our  examination  does  not  provide   a   legal
determination   on  the  Company's  compliance   with   specified
requirements.

In our opinion, management's assertion that C/FUNDS Group, Inc. was in compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1999 with respect to securities reflected in the investment account of the Company is fairly stated in all material respects.

This report is intended solely for the information and use of the management of C/FUNDS Group, Inc. and the Securities and Exchange
Commission and should not be used for any other purpose.

GREGORY, SHARER & STUART




St. Petersburg, Florida
January 28, 2000










                    UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C. 20549

                    FORM N-17f-2

 Certificate of Accounting of Securities and Similar
            Investments in the Custody of
           Management Investment Companies

      Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

                                                  OMB APPROVAL
                                            OMB Number:       3235-0360
                                            Estimated average burden
                                            hours per response.... 0.05


1.  Investment Company Act File Number:      Date examination completed:
    811-  04246                              December 14, 1999

2.  State Identification Number:
    AL          AK          AZ          AR          CA          CO
    CT          DE          DC          FL X        GA          HI
    ID          IL          IN          IA          KS          KY
    LA          ME          MD          MA          MI          MN
    MS          MO          MT          NE          NV          NH
    NJ          NM          NY          NC          ND          OH
    OK          OR          PA          RI          SC          SD
    TN          TX          UT          VT          VA          WA
    WV          WI          WY          PUERTO RICO
    Other (specify):

3. Exact Name of investment company as specified in registration statement:
    C/Funds Group, Inc.

4.  Address of principal executive office (number, street, city, state, zip code):
    250 Tampa Avenue West, Venice, FL  34285

INSTRUCTIONS:

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.  All items must be completed by the investment company.

2.  Give  this  Form  to  the independent public accountant   who,  in
    compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

     THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT







C/Funds Group, Inc.
P. O. Box 622
Venice, FL 34284-0622




            MANAGEMENT STATEMENT REGARDING COMPLIANCE
                   WITH CERTAIN PROVISIONS OF
               THE INVESTMENT COMPANY ACT OF 1940




We, as members of management of C/FUNDS Group, Inc. (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 as of December 14, 1999 and from July 1, 1999 through December 14, 1999.

Based on this evaluation, we assert that the Company was in compliance with the requirement of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 14, 1999 and from July 1, 1999 through December 14, 1999 with respect to securities reflected in the investment account of the Company.

C/FUNDS Group, Inc.




Roland G. Caldwell, Jr.
President







Gregory, Sharer & Stuart
100 Second Avenue South, Suite 600
St. Petersburg, Florida 33701-4336
727/821-6161
FAX 727/822-4573




                      REPORT OF INDEPENDENT
                  CERTIFIED PUBLIC ACCOUNTANTS





To the Board of Directors
C/FUNDS Group, Inc.

We have examined management's assertion about C/FUNDS Group, Inc.'s (the Company's) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of December 14, 1999 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accounts and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 14, 1999, and with respect to agreement of security purchases and sales, for the period from July 1, 1999 through December 14, 1999:

  - Confirmation of all securities held by institutions in book entry form, including the Federal Reserve Bank of Atlanta and the Depository Trust Company;
  - Reconciliation of all such securities to the books and records of the Company and the custodian; and
  - Agreement of 7 security purchases and 11 security sales or maturities since our last report from the books and records of the Company to broker confirmations.

We  believe that our examination provides a reasonable basis  for
our   opinion.   Our  examination  does  not  provide   a   legal
determination   on  the  Company's  compliance   with   specified
requirements.

In our opinion, management's assertion that C/FUNDS Group, Inc. was in compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 14, 1999 with respect to securities reflected in the investment account of the Company is fairly stated in all material respects.

This report is intended solely for the information and use of the management of C/FUNDS Group, Inc. and the Securities and Exchange
Commission and should not be used for any other purpose.

GREGORY, SHARER & STUART




St. Petersburg, Florida
January 13, 2000










                    UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C. 20549

                    FORM N-17f-2

 Certificate of Accounting of Securities and Similar
            Investments in the Custody of
           Management Investment Companies

      Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

                                                  OMB APPROVAL
                                            OMB Number:       3235-0360
                                            Estimated average burden
                                            hours per response.... 0.05


1.  Investment Company Act File Number:      Date examination completed:
    811-  04246                              June 30, 1999

2.  State Identification Number:
    AL          AK          AZ          AR          CA          CO
    CT          DE          DC          FL X        GA          HI
    ID          IL          IN          IA          KS          KY
    LA          ME          MD          MA          MI          MN
    MS          MO          MT          NE          NV          NH
    NJ          NM          NY          NC          ND          OH
    OK          OR          PA          RI          SC          SD
    TN          TX          UT          VT          VA          WA
    WV          WI          WY          PUERTO RICO
    Other (specify):

3. Exact Name of investment company as specified in registration statement:
    C/Funds Group, Inc.

4.  Address of principal executive office (number, street, city, state, zip code):
    250 Tampa Avenue West, Venice, FL  34285

INSTRUCTIONS:

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.  All items must be completed by the investment company.

2.  Give  this  Form  to  the independent public accountant   who,  in
    compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

     THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT







C/Funds Group, Inc.
P. O. Box 622
Venice, FL 34284-0622




            MANAGEMENT STATEMENT REGARDING COMPLIANCE
                   WITH CERTAIN PROVISIONS OF
               THE INVESTMENT COMPANY ACT OF 1940




We, as members of management of C/FUNDS Group, Inc. (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 as of June 30, 1999 and from January 1, 1999 through June 30, 1999.

Based on this evaluation, we assert that the Company was in compliance with the requirement of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 1999 and from January 1, 1999 through June 30, 1999 with respect to securities reflected in the investment account of the Company.

C/FUNDS Group, Inc.




Roland G. Caldwell, Jr.
President







Gregory, Sharer & Stuart
100 Second Avenue South, Suite 600
St. Petersburg, Florida 33701-4336
727/821-6161
FAX 727/822-4573




                      REPORT OF INDEPENDENT
                  CERTIFIED PUBLIC ACCOUNTANTS





To the Board of Directors
C/FUNDS Group, Inc.

We have examined management's assertion about C/FUNDS Group, Inc.'s (the Company's) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of June 30, 1999 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accounts and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 1999, and with respect to agreement of security purchases and sales, for the period from January 1, 1999 through June 30, 1999:

  - Confirmation of all securities held by institutions in book entry form, including the Federal Reserve Bank of Atlanta and the Depository Trust Company;
  - Reconciliation of all such securities to the books and records of the Company and the custodian; and
  - Agreement of 8 security purchases and 12 security sales or maturities since our last report from the books and records of the Company to broker confirmations.

We  believe that our examination provides a reasonable basis  for
our   opinion.   Our  examination  does  not  provide   a   legal
determination   on  the  Company's  compliance   with   specified
requirements.

In our opinion, management's assertion that C/FUNDS Group, Inc. was in compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 1999 with respect to securities reflected in the investment account of the Company is fairly stated in all material respects.

This report is intended solely for the information and use of the management of C/FUNDS Group, Inc. and the Securities and Exchange
Commission and should not be used for any other purpose.

GREGORY, SHARER & STUART




St. Petersburg, Florida
August 16, 1999